Exhibit 99.1

Senator Murkowski Visit Solidifies Further Support for Nova Mineral’s Estelle Project

Anchorage Alaska, August 25, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to report further momentum following senior U.S. Senator from Alaska Lisa Murkowski’s recent site visit to the Estelle Gold and Critical Minerals Project in Alaska (Figures 1 and 2).

Highlights

●	In line with the strategic push for U.S. critical minerals independence.

●	Estelle independently identified as one of nine projects globally, and one of two in the U.S., with near term antimony production capability.

The Senator’s visit and support underscores the project’s strategic significance in potentially bolstering U.S. domestic mineral production and securing critical supply chains for essential commodities like antimony and gold. This support helps position Nova Minerals as a potential key player in the future of America’s resource independence.

Figure 1. U.S. Senator Lisa Murkowski and Nova Minerals CEO Christopher Gerteisen standing in front of mineral stockpiles containing Stibnite (antimony trisulfide). Stibnite is the primary ore mineral for the critical mineral antimony— an essential component for U.S. military applications.

The Senator’s visit underscores broader U.S. federal support — demonstrated through recent Presidential Executive Orders — to revitalize U.S. domestic rare earth and critical minerals production, and reduce reliance on foreign imports.

“A Strategic Priority for America’s Mineral Security”

During a recent site visit to the Estelle Project, Senator Murkowski saw the scope and potential of Nova’s operation. Her presence at the site appears to reflect the growing federal recognition of Alaska’s potential role in bolstering America’s mineral independence and supporting strategic projects that directly contribute to national and economic security.

In a public statement on March 21, 2025, Senator Murkowski addressed the urgent need for U.S. mineral security:

“Our lack of mineral security is our nation’s Achilles’ heel — a vulnerability that leaves us at the mercy of politically unstable and often adversarial nations for the basic building blocks of modern society. We import a wide array of minerals from those nations instead of producing minerals here at home, and we do it despite the potentially catastrophic threats that creates for our security, economy, and competitiveness,” Murkowski said. “China knows this. Russia knows this. But, importantly, so do President Trump and his team. I appreciate their recognition of this major vulnerability and their immediate steps to tackle it. This new order is the most robust effort we have seen in some time — with more agencies directed to make greater use of their authorities to strengthen our domestic mineral security for the long-term.”

Figure 2. Senator Murkowski and her team reviewing on-site massive Stibnite (antimony trisulfide) bearing mineral samples, collected this season across the Estelle Project site — underscoring the exceptional quality and strategic importance of Nova’s antimony potential for U.S. military supply chains.

Nova cautions that the above photos containing images of Stibnite are for illustrative purposes only showing what the Senator reviewed during her site visit. Visual estimates of mineral abundance should never be considered a proxy or substitute for laboratory analyses where concentrations or grades are the factor of principal economic interest. Visual estimates also potentially provide no information regarding impurities or deleterious physical properties relevant to valuations.

Broad-Based Support Builds Momentum

Senator Murkowski’s visit adds to recent high-level governmental interest in Estelle including:

●	Alaska Governor Mike Dunleavy meeting with Nova’s CEO, Christopher Gerteisen, reaffirming alignment with infrastructure priorities like the West Susitna Access Road, Port MacKenzie logistics enhancements, and Alaska LNG — critical elements to Estelle’s development (ASX Announcement: 14 August 2025).

●	Australian Consul General Tanya Bennett visiting the site, further validating Estelle as a symbol of deepening U.S.–Australia collaboration in strategically vital minerals (ASX Announcement: 14 August 2025).

●	Members of Alaska’s Congressional Delegation — including Senator Dan Sullivan, Representatives Nick Begich and Kevin McCabe, and Matsu Borough Mayor Edna DeVries —also expressed broad support following Nova’s recent Alaska board visit (ASX Announcement: 24 July 2025).

●	Independent research firm RFC Ambrian identifying the Estelle Project as one of only nine projects globally, and one of only two in the U.S., of which the other one was Perpetua Resources (market cap ~ A$2.93 billion as of 22 August 2025) Stibnite project, with near-term antimony production capability in its critical minerals commodity report “Antimony - A Market Under Severe Stress” released in February 2025

Figure 3. Location of Antimony mines, smelters and projects . Source: RFC Ambrian report

Estelle: Dual Commodity Asset with Strategic Momentum

Nova CEO, Mr Christopher Gerteisen commented: “We’re witnessing a convergence of policy, diplomacy, and local support around Estelle. Recognized for its significant gold and antimony potential — and highlighted in the RFC Ambrian report as one of only two U.S. projects with near-term antimony production capability — Estelle is emerging as a strategic asset. Growing interest from both the U.S. Department of Defense and the Australian government underscores momentum far beyond routine exploration. Notably, Nova has already accumulated surface stibnite stockpiles potentially capable of producing antimony trisulfide for U.S. strategic purposes. While the material requires modest further concentration to meet military specifications, this positions Nova as a potential critical contributor to national defense supply chains.”

In Line with Executive Orders

Estelle’s advancement is in line with recent Presidential executive orders:

●	Unleashing Alaska’s Extraordinary Resource Potential” (Jan 2025)

●	Immediate Measures to Increase American Mineral Production” (Mar 2025)

These executive orders were intended to accelerate domestic mineral project development to underpin economic and national security objectives.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196